Exhibit 22

217 Queen Street West, Suite 401 Toronto, ON M5V 0R2 T: 416-361-2515 F: 416-361-2519 www.irwinlowy.com (416) 361-2512 elowy@irwinlowy.com

APRIL 23, 2021

FILED VIA SEDAR

To:	Ontario Securities Commission

And To:	Alberta Securities Commission

British Columbia Securities Commission

Nova Scotia Securities Commission

Dear Sirs/Mesdames:

Re: Grown Rogue International Inc. - Final Short Form Prospectus – SEDAR Project No. 3191010

We refer to the (final) prospectus of the Company dated April 23, 2021 (the “Prospectus”).

We hereby consent to the reference in the Prospectus to our firm name within the cover page disclosure and under the headings “Eligibility for Investment” and “Interests of Experts”, and to the use of our opinion under the heading “Eligibility for Investment”.

We confirm that we have read the Prospectus, and the documents incorporated therein by reference, and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are:

(a)	derived from our opinion referred to above; or

(b)	within our knowledge as a result of the services we performed to render such opinion.

Yours truly,

“IRWIN LOWY LLP”